Filed by Bonanza Creek Energy, Inc.

(Commission File No. 001-35371)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: HighPoint Resources Corporation

(Commission File No. 001-38435)

The following is the transcript of a conference call conducted by Bonanza Creek Energy, Inc. (“Bonanza Creek”) on November 9, 2020, regarding the proposed business combination transaction between Bonanza Creek and HighPoint Resources Corporation (“HighPoint Resources”):

Operator

Good morning, and welcome to the call to discuss Bonanza Creek’s acquisition of HighPoint Resources. (Operator Instructions) At this point, I’d like to turn the call over to Bonanza Creek’s Senior Director, Finance, Investor Relations and Treasurer, Scott Landreth. Please go ahead.

Scott Landreth Bonanza Creek Energy, Inc. - Senior Director of Finance & IR and Treasurer

Thank you, and good morning, everyone. Earlier this morning, we issued a press release wherein we announced this call to discuss Bonanza Creek’s acquisition of a restructured HighPoint Resources. On the call this morning, I am joined by Eric Greager, Bonanza Creek’s President and CEO; Brant DeMuth, Bonanza Creek’s Executive Vice President and CFO; Skip Marter, our Executive Vice President and General Counsel; Dean Tinsley, our Senior Vice President, Operations; as well as other members of Bonanza Creek’s senior management team.

In addition to the press release, we also posted a presentation this morning that we will reference during this call. Both the press release and presentation are available on the Investor Relations page of our website, bonanzacrk.com.

I would like to call your attention to the disclosures and forward-looking statements on Slides 2 and 3 of today’s presentation. Our remarks today will include forward-looking statements that are subject to many risks and uncertainties that could cause actual results to differ materially from these statements. You should read our full disclosure regarding forward-looking statements contained in our recently filed 10-Q, 10-K and other SEC filings.

We have approximately 20 minutes of prepared remarks, and then we’ll open up the call for Q&A.

With that, I would like to hand the call over to Eric Greager, Bonanza Creek’s President and CEO. Eric?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Thanks, Scott. Good morning, everyone, and thank you for joining us this morning.

Let me start by thanking the Bonanza Creek and HighPoint teams as well as the advisers and various stakeholders who have worked very hard to bring this transaction to this point. I am pleased to announce this transaction and honored to be presenting the combined Bonanza Creek and HighPoint. Combining the 2 companies creates a company of scale in the rural DJ Basin, and it signifies our transition to a new business model, one that is focused on producing significant and resilient free cash flow and returning that capital to our shareholders.

While this transaction is complex, we believe that the complexity is worthwhile as the resulting combination rewards our shareholders with significant NAV accretion, exceptional free cash flow accretion and the maintenance of our peer-leading balance sheet. This transaction also demonstrates the patience and discipline that our shareholders should expect from Bonanza Creek.

The combination of Bonanza Creek and HighPoint is about scale, synergies, margins and cash flow. As you can see on Slide 4 of today’s presentation, the transaction doubles our current production, more than doubles the size of our rural, contiguous and oily leasehold, provides tens of millions of dollars of annual cost savings, provides significant CapEx and midstream synergies and creates a company with significant and sustainable free cash flow generation, all while retaining 68% of the equity in the combined company for our shareholders and retaining a balance sheet with less than 1 turn of leverage.

We look forward to working with our new colleagues from HighPoint and our new shareholders as Bonanza Creek does its part to reshape the DJ Basin and the E&P industry to better meet the needs of investors. In particular, we would like to thank Brendan Circle of Franklin Resources for his thoughtfulness and commitment shown at the negotiating table. We’re excited to have Franklin as a new shareholder.

As we work to close this transaction, you can expect to hear more from Bonanza about our free cash flow priorities. For now, let me be clear that our business model is focused on creating an industry-leading cost structure, returning capital to shareholders and when warranted by sufficiently high returns, pursuing modest production growth. We expect to maintain a very strong balance sheet and use this strength, along with our strong technical and operating capabilities, to continue to grow our business in an opportunistic and highly disciplined manner for the benefit of our shareholders.

With that, I would like Skip Marter, Bonanza’s General Counsel, to talk through the unique structure of this transaction. Skip?

Cyrus D. Marter Bonanza Creek Energy, Inc. - Executive VP, General Counsel & Secretary

Thanks, Eric. Bonanza Creek and HighPoint Resources have entered into a definitive merger agreement to combine the 2 companies. I point listeners to this morning’s press release as well as Slides 6 and 7 of today’s presentation for an overview of the transaction. I’d also point listeners to the current reports on Form K that we filed this morning and that we will file later today, which will include copies of the definitive agreements that the parties have executed.

As you can see on Slide 7 of today’s presentation, the transaction is set up so that, if possible, both the merger and the HighPoint restructuring will be done entirely out of court. The definitive agreements also contain a mechanism that will allow the parties, if necessary, to toggle to a prepackaged plan of reorganization under Chapter 11 of the bankruptcy code as the means to complete HighPoint’s restructuring. This transaction toggles to the prepack, the merger will close immediately after the prepack plan is confirmed.

Under the terms of the merger, Bonanza Creek will issue 9.8 million shares of common stock. Upon completion of the transaction, Bonanza Creek shareholders will own 68% of the combined company, and HighPoint stakeholders will own the other 32%. Participating HighPoint noteholders will also receive up to $100 million of newly issued 7.5% senior unsecured notes due 2026.

Again, we ask that listeners refer to the 8-K filed this morning and later today for more details regarding the transaction and the definitive agreements.

The transaction is currently expected to close in the first quarter of 2021 under the out-of-court scenario or in the second quarter of 2021 if we toggle to the prepackaged plan. The combined company’s Board will consist of 7 members with 5 coming from Bonanza Creek. Those 5 will include Eric Greager, as CEO; and Brian Steck as Chairman. The other 2 directors will be selected by the HighPoint noteholders supporting the transaction.

With that, I turn the call over to Brant DeMuth, Bonanza’s CFO, to discuss the financial aspects of the transaction in more detail. Brant?

Brant H. DeMuth Bonanza Creek Energy, Inc. - Executive VP & CFO

Thanks, Skip. Good morning, everyone. Upon closing, the Bonanza Creek’s balance sheet is expected to consist of approximately $50 million of cash, $100 million of senior unsecured notes and approximately $150 million of RBL debt. We expect the RBL for the combined company to be determined in the coming weeks. The combined asset base will likely support a borrowing base well in excess of Bonanza’s current $260 million, but we are likely to elect commitments near our existing level.

Turning to Slides 8 and 9, you can see a summary of our business principles and cash flow priorities. Low-cost operatorship, low leverage and a business model focused on sustainable cash flow generation as well as the ability to return capital to lenders and shareholders are what will guide the new Bonanza Creek.

On Slide 10, you see that we are forecasting approximately $130 million of levered free cash flow in 2021, assuming a full year of synergies. This is a 325% improvement over the stand-alone Bonanza Creek levered free cash flow and further establishes our peer-leading free cash flow generation relative to our SMID cap peers.

We expect a net debt-to-EBITDA ratio of less than 0.7x upon closing, and we will target a 0.5x leverage ratio as we move forward.

On Slide 11, we have presented a levered free cash flow profile for 2021 through 2023. We expect over $340 million of cumulative free cash flow through year-end 2023. This free cash flow generation will be used to return capital to lenders and shareholders. Those cash flow projections assume strip pricing as of November 4 and a relatively flat production profile, as shown on Slide 12.

Similar to the stand-alone plan for Bonanza Creek, we anticipate the combined company will start by completing DUCs in our collective inventory to generate the profile, as shown on Slide 12. These DUCs have greater than 60% IRRs at current strip. A drilling rig will be required in the back half of 2021 to maintain this production profile, and these new locations average over 30% IRR at current strip. As Eric mentioned, this transaction is about scale, synergies, margins and cash flow.

Slide 13 demonstrates the scale achieved by combining the 2 companies. And Slide 14 demonstrates the margin and balance sheet preservation offered from highly achievable synergies.

On Slide 15, you can see the PV-10 of our modeled synergies is approximately $150 million with $31 million in 2021. Approximately 75% of those first year synergies consist of highly achievable G&A savings, 13% consists of recurring annual LOE synergies, and the remainder are 2021 CapEx efficiencies.

With that, I’d like to turn the call over to Dean Tinsley, Bonanza Creek’s Senior Vice President of Operations, to discuss some of the operational synergies in more detail. Dean?

Dean Tinsley Bonanza Creek Energy, Inc. - SVP of Operations

Thanks, Brant. As shown on the map on Slide 4 of today’s presentation, the assets of these 2 companies fit together like 2 puzzle pieces. There are numerous cost benefits that come from combining 2 companies with overlapping acreage, office buildings that are a block apart in downtown Denver, and employees that cross paths every day on the roads of rural Weld County.

Slide 15 illustrates just a few of these operational synergies. The overlapping acreage means that our gathering and infrastructure assets also overlap and often result in redundant capital investments. Oftentimes, Bonanza Creek has invested capital when there is existing HighPoint infrastructure across the road and vice versa. As combined companies, the existing overlapping infrastructure can be utilized to serve the DUCs and future drilling inventory of both companies.

We have identified $4 million in 2021 alone associated with such capital synergies and an additional $15 million over the next few years. We’ve also identified $4 million per year in operating expense savings associated with merging geographic production areas and eliminating other operating redundancies. The overlapping acreage also provides opportunities for longer laterals and the improved well economics that come with optimized development. The bottom right example on Slide 15 shows one example of where the 2 companies would have drilled 1-mile laterals next to each other but can now drill 2-mile laterals from a single pad. Again, these are just a few examples of the countless synergies that are created with this transaction.

Going back to infrastructure. Slide 16 of today’s deck depicts the combined infrastructure assets of the 2 companies. The new company will have 250 million cubic feet per day of gas gathering and gas lift capacity, 245 miles of gas gathering, gas lift and gas sales pipelines, 24 pipeline interconnects to 4 midstream gas processors, 20 centralized compressor sites and 35 miles of oil gathering with 4 centralized production facilities. As you can see, the combined infrastructure is just another example of the scale generated from this transaction.

With that, I will turn the call back to Eric for a few concluding remarks.

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Thanks, Dean. Before taking your questions, I would like to say that for too long, there have been too many E&P companies spending too much to grow too fast. Cost structures have been bloated, and incentives have been misplaced. It is clear to us that the industry has to change and that it can change. You can count on Bonanza Creek to play our part in driving this transformation and helping to reshape the industry for the benefit of shareholders.

With that, we are pleased to take your questions.

QUESTIONS AND ANSWERS

Operator

Thank you. (Operator Instructions) And our first question comes from the line of Leo Mariani from KeyBanc.

Leo Paul Mariani KeyBanc Capital Markets Inc., Research Division - Analyst

Congrats on the deal here. Had a couple of questions here for you. Just in terms of the fourth quarter pro forma production, where you guys are talking about around 50,000 BOE per day, just kind of looking at where you guys were in 3Q. I guess, Bonanza was just a shade above 26 and HighPoint was around 31. So it was my understanding that Bonanza expected a bit of a shallow decline into 4Q. Are you guys basically saying that the HighPoint volume is supposed to come down quite a bit to get to that 50? Just kind of help me out on getting the math to get to the 50 in there on pro forma 4Q.

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Thanks, Leo. Yes. We may exceed the 50, but the point really there is to say these are -- in Q4, these will remain 2 separate companies, obviously, running in parallel. We’ve got an interim operations agreement and plan for that period of time between announcement and closing. And essentially, what that plan does is kind of look forward to 2021 when we can bring the capital to bear on the combined set of DUCs and start that drilling rig up at the back of the year.

So we gave ourselves a little bit of room in Q4 to manage the 2 separate companies in a way that really preserves the balance sheet and preserves the capital for the 2021 combined entity. So I think it wouldn’t be much of a surprise or a stretch to say that will hit and even modestly exceed the 50, but we wanted to make sure that this was a conservative estimate as we run the 2 companies kind of separately headed toward closing.

Leo Paul Mariani KeyBanc Capital Markets Inc., Research Division - Analyst

Okay. That’s helpful. And I guess just to follow-up on your comment on the DUCs, Eric. Could you just remind us how many DUCs that Bonanza currently has in inventory and how many kind of HighPoint has as well? And is there any kind of priority to completing those as a combined company over the next couple of years? Or do you see them as fairly similar inventory?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Thanks, Leo. So we’ve got -- as we’ve talked before, we’ve got about 30 DUCs in inventory that we’ve previously suggested we’ll start stimulating early at the beginning of 2021. And HighPoint brings another 27 DUCs to that inventory. And essentially, we’re bringing the 2 together blending the opportunities. And at the point where we’re running the combined company post-closing, it will be a creaming -- it will basically be a creaming function. So we’ll bring the highest rate of return opportunities forward. There’ll be opportunities to connect those DUCs to RMI. And in those cases, where that’s advantageous to IRR, we’ll accelerate those. But again, it will be a creaming function starting effectively at closing. Now on the Bonanza Creek side, we’re going to continue with our stimulation plans early in 2021. And then as soon as closing occurs, we’ll blend all the DUCs together and accelerate that on a creaming function. Does that help clarify kind of how we’re going to look at the DUCs in ‘21?

Leo Paul Mariani KeyBanc Capital Markets Inc., Research Division - Analyst

Yes. No, that’s helpful for sure. Okay. And I guess, additionally, you guys certainly talked about paying down debt here over the next couple of years, which seems to make perfect sense. But there’s also, I guess, an element of returning capital to shareholders as well. At this point, are you guys exclusively looking at a stock buyback as the mechanism for doing that? And is that something you guys are fairly committed to? Or is that maybe just an option as things play out over the next few years?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Yes. It’s a great question, Leo. If you look to Slide 11, you can see that the capital reinvestment is well short of the operating cash flow each year, ‘21, ‘22 and ‘23 and actually going out a couple of years beyond that, but we wanted to highlight at least the first 3 years.

Our target leverage ratio for the combined enterprise is about 0.5 turn net debt to LTM EBITDA, and we ought to be able to get to that pretty quickly. So in terms of the vehicles through which we expect to return capital to shareholders, I think it’s a little premature. I’d be ahead of the new Board if I began to discuss the specific kind of timing or vehicles, but it’s very clear. And I want to make it clear to everyone on the phone, there’s going to be substantial free cash flow generation out of this model starting essentially from day one. And with a leverage ratio at closing of 0.7 of a turn, it’s not going to take a lot of free cash to pay that down to 0.5, and the balance then we’re committed to returning to shareholders. But again, the specific vehicle through which we do that has not yet been determined. But it’s a relatively short list of vehicles possible. So we can -- certainly can and will have additional conversations along the way as we refine that model with some clarity around the vehicle specific.

Leo Paul Mariani KeyBanc Capital Markets Inc., Research Division - Analyst

Okay. Great. And I guess just lastly on this issuance of up to $100 million of new bonds, can you just explain the mechanism there in terms of how that might vary between $100 million and something less?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Yes. So let me start, and then Brant can pick this up where I’ve missed it, and Skip. Essentially, what we’ve got is a voluntary exchange. And to the extent that, that voluntary debt for equity exchange takes place and occurs successfully, the minimum threshold is 97.5%. So that would mean that 2.5% would remain, and those would roll through as kind of roll-through bonds or roll-through high-yield senior unsecured. So the difference between that 2.5% and the $100 million would be roll-through. So the newly issued balance would be the 7.5% 2026 take-back paper.

If the voluntary debt for equity exchange is unsuccessful, then it would tip into bankruptcy and you’d get 100%. So then we would reissue 7.5% 2026 paper up to the $400 million.

I want to open it up for Brant and Skip to provide any clarification that I might have missed.

Brant H. DeMuth Bonanza Creek Energy, Inc. - Executive VP & CFO

No, I think that covers it.

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Leo, is that clear?

Leo Paul Mariani KeyBanc Capital Markets Inc., Research Division - Analyst

Yes. Okay.

Operator

And our next question comes from Michael Scialla from Stifel.

Michael Stephen Scialla Stifel, Nicolaus & Company, Incorporated, Research Division - MD

And congrats as well. Just wanted to see if you could give -- you said in terms of the activity. It sounds like DUCs for ‘21. And then if I’m hearing you right, both ‘22 and ‘23, it would just be a 1-rig program with 1 completion crew on the combined acreage. Is that correct?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

That is correct, Mike. Yes, what we’re doing essentially is solving for essentially flat to slightly declining production over the next kind of 4 or 5 years. And the basic premise to this model was to maximize free cash flow generation. And if it’s a rig and a frac crew, levelized rig and frac crew that does it, then that’s what it will take. That is currently what we anticipate is one kind of levelized level-loaded rig and probably a little less than a full-time frac crew. But certainly, that’s what we’ve done is solved for flat to slightly declining production over that 5-year period. .

Brant H. DeMuth Bonanza Creek Energy, Inc. - Executive VP & CFO

Yes, Mike, this is Brant. On Slide 9, we kind of list our priorities. Maintaining that base production is important. And again, the reinvestment rate will be based on expected returns and making sure that those returns are greater than our weighted average cost of capital. If we get into a more constructive commodity environment, we’ll consider a modest growth. But at this strip right now, we’re looking to maintain the base.

Michael Stephen Scialla Stifel, Nicolaus & Company, Incorporated, Research Division - MD

Got it. That’s helpful. And I know HighPoint had one large debt holder, in particular. Just wondering anything you say in terms of their involvement in the prepackaged deal that you’ve proposed here.

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Yes. I think you’re talking specifically about Franklin Resources in their position in the 2 issues. Skip?

Cyrus D. Marter Bonanza Creek Energy, Inc. - Executive VP, General Counsel & Secretary

Yes, Mike. And Franklin has been very involved and is one of the supporting note holders.

Operator

(Operator Instructions) And our next question comes from Noel Parks from Coker & Palmer.

Noel Augustus Parks Coker & Palmer Investment Securities, Inc., Research Division - Senior Analyst Exploration, Production and MLP’s

I Sounds like you guys had a busy weekend.

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

It’s been very busy. Thank you.

Noel Augustus Parks Coker & Palmer Investment Securities, Inc., Research Division - Senior Analyst Exploration, Production and MLP’s

Yes. Well, great. A couple of things. Just as you’re going through the process, can you talk about how you arrived at valuation as far as what you thought was the -- well, I guess, the right mix of instruments, but also sort of like the right place to take valuation for HighPoint?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Yes. Noel, it’s pretty consistent with the way we’ve talked publicly over, I think, many quarters. We’ve been reasonably transparent in terms of our strategic view on M&A and A&D. We’ve got a bias toward cash flow-generating assets. And we like notionally, this PDP for PDP model. And it’s been clear to everyone that HighPoint and Bonanza Creek really ought to have been one company a long time ago. And it’s been in our interest to work hard on this kind of exchange of value over time. But for a long time, it was -- there was a difficult obstacle in terms of just the balance sheet and the debt in those 2 issues of high-yield senior unsecured notes.

What we view as the real value drivers on the other side are, one, the ability to really get that exchange debt for equity; and number two, the DUCs and the PDP, those drive value today. And that’s how we really view kind of the assets under the HighPoint franchise. Does that answer the question?

Noel Augustus Parks Coker & Palmer Investment Securities, Inc., Research Division - Senior Analyst Exploration, Production and MLP’s

It does. That’s great. Just curious about, as you’re looking ahead, the various service vendors that each company has used. And I’m trying to think about what the overlap might be there, maybe you can just talk about those relationships some?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Yes, we use many of the same service providers. These guys are -- as you would expect, they’re going to have offices and service center footprints all across the acreage. The part of the acreage that we don’t have as much activity or familiarity with is, of course, Hereford. And on that -- from that perspective, we’ll obviously be looking more carefully at the current vendors that have experience working Hereford on the HighPoint assets.

But across Northeast Wattenberg, we have overlapping assets. We have overlapping vendor lists. I think what we’re going to do is we’re going to start with all of the vendors and continue to work toward a 2021 program with the new increased scale on both the DUC stimulation side, but also starting up the drilling operation in the back half of the year. And we’ll look to the oilfield services community to make sure we’re getting best-in-class value. And those who have experience are obviously going to have an advantage in that consideration.

So let me stop there and see, Noel, if that answers the question around service providers.

Noel Augustus Parks Coker & Palmer Investment Securities, Inc., Research Division - Senior Analyst Exploration, Production and MLP’s

That does. That’s fine. One thing I was -- I took a quick look at the sort of the past reserve bookings of both companies, and I just noticed that over, say, the last 5 years or so, sort of since the 2014 oil crash, it looks like HighPoint had about 50 million barrels. I’m looking at just the oil on a BOE basis of negative reserve provisions to maybe about 15 million that Bonanza Creek did. So I was just wondering if you could talk a little bit about pro forma after the deal sort of what the high grading of reserves would look like. And you were talking about some longer laterals that you might be able to do now. And yes, just post deal, would we see maybe some of those reserves come back into the PUD value -- the PUD category? .

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

I think it’s probably a little early for me to comment on that in any -- with any specificity, Noel. But what I can tell you is, naturally, in the period of time since ‘14 that you referenced, there have been a few periods, unfortunately short, where commodity price surged a little. And I think that caused some capital surging, which might have brought some PUDs onto the books that then subsequently fell off as capital declined.

It will take us a little bit of time to get all the various kind of IQRE analyses merged together, the various cost models built in and just merge our reserves nomenclature and protocols. But I would expect that over a period of time, what you’re going to see is given this stable view, this kind of 50 MBOE notional Q4 exit rate of the 2 companies and then closing in on a kind of flat to slightly declining 45 to 50 MBOE over a 5-year period, you’ll see these reserves. There’ll probably be a noisy period as we integrate the 2 sets of books. But once we get the low cash cost structure run through the model and we get some new stimulation designs running through the model as well and we stabilize the various EURs by reservoir tiering, I think what you’ll see is the reserves book stabilize.

It might take us a year to get that done simply because reserves are always backward looking. So it could be noisy for a little while as we integrate these 2. But this stable production profile is going to lead to a much more stable sort of combined reserves booking, I think, result.

Operator

And our next question comes from Phillips Johnston from Capital One.

John Phillips Little Johnston Capital One Securities, Inc., Research Division - Analyst

Just to clarify for the rig that you’re expecting to add in late ‘21, is that still expected to be a 50-50 rig in the French Lake area?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Yes, Phillips, thank you. We do anticipate that our half of that French Lake rig will start up late in 2021. That’s the best information we have today. But the nice thing about this combined entity, and I think we’ve even said this before on the Bonanza Creek stand-alone, is we’ve got enough high-quality inventory between the 2 companies and even legacy Bonanza Creek stand-alone, that if that non-op rig or half of that non-op rig in French Lake gets delayed, all we have to do is simply pull forward our operated program. They’re equally good economics, and we’ll simply pull that forward.

So maintaining this flat production profile doesn’t really depend on French Lake starting at the end of 2021. We certainly hope it does, and we certainly anticipate based on the information we have today, that it will. But if for whatever reason, it gets delayed out into 2022, we’re prepared to pull forward our legacy program and maintain this production profile. So it’s a pretty flexible arrangement.

John Phillips Little Johnston Capital One Securities, Inc., Research Division - Analyst

Okay. Sounds good. Makes sense. And then I wanted to ask about the acreage, I guess, to the north of your existing footprint. How much well control do we have in that area? And what’s your overall view of that set of properties up there?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Up in Hereford?

John Phillips Little Johnston Capital One Securities, Inc., Research Division - Analyst

Yes.

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Yes. Generally speaking, we think the Hereford resources are of high quality. We think there’s a lot of information. And naturally, HighPoint did a good job in establishing a scientific basis this last kind of 4 quarters, 4 to 6 quarters. And we’re really looking forward to sinking our teeth into that.

It’s going to take us some time. We don’t have Hereford immediately built into our development plan because it’s going to take us probably 3 or 4 quarters to really sink our teeth in and really understand all the work that they did in Hereford and to understand the legacy performance that came even prior to understand what worked and what didn’t work and what the science predicts in terms of stimulation designs, spacing and stacking. And so we are very encouraged by the underlying resource quality, but it’s going to take us a little while to figure it out.

Operator

And our next question comes from Michael Scialla from Stifel.

Michael Stephen Scialla Stifel, Nicolaus & Company, Incorporated, Research Division - MD

Actually, you just answered. My question was going to be on Hereford, so appreciate it.

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Thanks, Mike.

Operator

And our next question comes from Leo Mariani from KeyBanc.

Leo Paul Mariani KeyBanc Capital Markets Inc., Research Division - Analyst

Just wanted to kind of clarify, again, on the drilling rig that you’re expecting to show up in the second half of ‘21. So I guess you’re saying that in the current plan, as you look out through 2023, that rig that’s in that plan, is that French Lake plan? Is that French Lake rig? Or is there some other kind of stand-alone rig that would be on a combined Bonanza Creek HP properties that would not be in an OXY joint venture?

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Yes, they’ll be an operated program running concurrently with the non-op program, Leo, because the non-op program is, of course, half a rig. And it will take more than the half a rig in French Lake to maintain the production profile the way we want it to look.

And so we’ll run if you like, a balancing operated program. Think of it that way. We’ll be able to pull it forward, push it back and operate on the legacy Bonanza Creek and legacy HighPoint acreage on a creaming opportunities basis to balance the French Lake program. So if French Lake, again, goes forward for whatever reason, we can accelerate our operated program. But notionally -- the best way to think about it is, notionally, half a non-op rig operating in French Lake that we’ll fund and half an operated rig that will solve for -- and it might be 0.6 of a rig. It might be 0.7 of a rig. It might drop in some quarters to 0.4 of a rig. The point is there’ll be a balancing rig on our operated acreage to maintain the kind of cash flow maximizing production profile over the next 5 years.

Leo Paul Mariani KeyBanc Capital Markets Inc., Research Division - Analyst

Okay. That’s helpful clarity for sure. And then just lastly, in the release, you guys kind of hinted it, the potential for other combination deals down the road. Just what can you kind of tell us about that? Is this more kind of smaller bolt-on stuff, kind of in the general area of the combined Bonanza-HighPoint here? ..

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Yes. It’s a good question, Leo. The way we’re looking at it is we’ll maintain the disciplined framework that we’ve applied for the last couple of years that ultimately resulted in bringing this deal announcement. And our framework isn’t going to change that much. We have a bias for cash flow. So we’ll have a bias for cash flowing assets. And we’ll remain disciplined in our view.

But we’re also going to maintain a really strong balance sheet in and around 0.5 turn net debt to LTM EBITDA. And that will allow us to strike quickly when the opportunities present themselves. And I think if you think about kind of the disciplined framework, a bias for both synergies and cash flow maximization, bias for PDP, if you like, that’s going to set us up. When those opportunities present themselves, we’re prepared to take advantage of them.

Operator

And I’m showing no further questions at this time. I’d like to turn the conference back over to Eric Greager for any closing remarks.

Eric Thomas Greager Bonanza Creek Energy, Inc. - President, CEO & Director

Thank you, and thanks again for joining us for the call this morning and your interest in Bonanza Creek. We’re incredibly excited about this transaction. We think it’s going to be incredibly positive for all shareholders. We look forward to speaking with many of you over the coming weeks. Thank you.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program. You may all disconnect. Everyone, have a great day.

No Offer or Solicitation

This communication relates to the proposed business combination transaction (the “Merger”) between Bonanza Creek and HighPoint Resources between Bonanza Creek and HighPoint Resources, which includes the commencement by Bonanza Creek and HighPoint Resources of an exchange offer (the “Exchange Offer”) and the solicitation of a prepackaged plan of reorganization for HighPoint Resources and its subsidiaries (the “Prepackaged Plan” and, together with the Exchange Offer and the Merger, the “Transaction”) to effect the exchange of unsecured senior notes of HighPoint Resources for shares of Bonanza Creek common stock, par value $0.01 per share (the “Bonanza Creek common stock”), or unsecured senior notes to be issued by Bonanza Creek in connection with the Exchange Offer. Communications in this document do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction, the Exchange Offer or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Transaction, Bonanza Creek and HighPoint Resources intend to file materials with the U.S. Securities and Exchange Commission (the “SEC”), including (1) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”), (2) a consent solicitation and prospectus with respect to the Exchange Offer (the “Exchange Prospectus”), of which the Prepackaged Plan will be a part, (3) a Registration Statement on Form S-4 with respect to the Merger (the “Merger Registration Statement”), of which the Joint Proxy Statement will be a part, and (4) a Registration Statement on Form S-4 with respect to the Exchange Offer (together with the Merger Registration Statement, the “Registration Statements”), of which the Exchange Prospectus will be a part. After the Registration Statements are declared effective by the SEC, Bonanza Creek and HighPoint Resources intend to send the definitive form of the Joint Proxy Statement to the shareholders of Bonanza Creek and the shareholders of HighPoint Resources, and Bonanza Creek and HighPoint Resources intend to send the definitive form of the Exchange Prospectus to the debt holders of HighPoint Resources. These documents are not substitutes for the Joint Proxy Statement, Exchange Prospectus or Registration Statements or for any other document that Bonanza Creek or HighPoint Resources may file with the SEC and send to Bonanza Creek’s shareholders or HighPoint Resources’ shareholders or debt holders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF BONANZA CREEK AND HIGHPOINT RESOURCES ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT, REGISTRATION STATEMENTS AND EXCHANGE PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BONANZA CREEK AND HIGHPOINT RESOURCES WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BONANZA CREEK, HIGHPOINT RESOURCES, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statements, Joint Proxy Statement and Exchange Prospectus, as each may be amended from time to time, and other relevant documents filed by Bonanza Creek and HighPoint Resources with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Bonanza Creek will be available free of charge from Bonanza Creek’s website at www.bonanzacrk.com under the “For Investors” tab or by contacting Bonanza Creek’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by HighPoint Resources will be available free of charge from HighPoint Resources’ website at www.hpres.com under the “Investors” tab or by contacting HighPoint Resources’ Investor Relations Department at (303) 312-8514 or lbusnardo@hpres.com.

Participants in the Solicitation

Bonanza Creek, HighPoint Resources and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Bonanza Creek’s shareholders and HighPoint Resources’ shareholders in connection with the Transaction. Information regarding the executive officers and directors of Bonanza Creek is included in its definitive proxy statement for its 2020 annual meeting filed with the SEC on April 24, 2020. Information regarding the executive officers and directors of HighPoint Resources is included in its definitive proxy statement for its 2020 annual meeting filed with the SEC on March 18, 2020. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statements, Joint Proxy Statement and other materials when they are filed with the SEC in connection with the Transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements and Cautionary Statements

Certain statements in this document concerning the Transaction, including any statements regarding the expected timetable for completing the Transaction, the results, effects, benefits and synergies of the Transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Bonanza Creek’s or HighPoint Resources future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding Bonanza Creek and HighPoint Resources’ plans and expectations with respect to the Transaction and the anticipated impact of the Transaction on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Bonanza Creek may not approve the issuance of new shares of Bonanza Creek common stock in the Transactions or that shareholders of HighPoint Resources may not approve the Merger Agreement; the risk that a condition to closing of the Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Bonanza Creek and HighPoint Resources; the effects of the business combination of Bonanza Creek and HighPoint Resources, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; the risk that the requisite amount of HighPoint Resources debt does not participate in the Exchange Offer and that HighPoint Resources may need to reorganize in bankruptcy as a result; the risks and unpredictability inherent in the bankruptcy process; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Bonanza Creek’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Bonanza Creek’s website at www.bonanzacrk.com under the “For Investors” tab, and in other documents Bonanza Creek files with the SEC, and in HighPoint Resources’ Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from HighPoint Resources’ website at www.hpres.com under the “Investors” tab, and in other documents HighPoint Resources files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Bonanza Creek nor HighPoint Resources assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.